UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

8/F, Cheong Tai Factory Building
16 Tai Yau Street
San Po Kong, Kowloon
Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Change in Registrant’s Certifying Accountant

On April 11, 2025, the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of Ming Shing dismissed ZH CPA, LLC (“ZH CPA”) as its independent registered public accounting firm, effective immediately. ZH CPA had served as the Company’s independent registered public accounting firm since August 8, 2022. On April 11, 2025, the Audit Committee approved the appointment of SRCO, C.P.A., Professional Corporation (“SRCO”) as Ming Shing’s independent registered public accounting firm, effective immediately. The services previously provided by ZH CPA will be provided by SRCO, effective as of April 11, 2025.

The reports of ZH CPA on the financial statements of Ming Shing for the years ended March 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the years ended March 31, 2024 and 2023, through April 11, 2025, there were no disagreements with ZH CPA on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of ZH CPA, would have caused ZH CPA to make reference to the subject matter of the disagreement in connection with its reports on Ming Shing’s financial statements for such periods.

There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two years ended March 31, 2024 and 2023 and through April 11, 2025.

Ming Shing provided ZH CPA with a copy of the forgoing disclosure and requested ZH CPA to furnish Ming Shing with a letter addressed to the Securities and Exchange Commission stating whether or not ZH CPA agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of ZH CPA’s letter, dated April 11, 2025, is filed as Exhibit 99.1 to this Form 6-K.

During the years ended March 31, 2024 and 2023 and through April 11, 2025, neither Ming Shing nor anyone acting on Ming Shing’s behalf, consulted SRCO with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Ming Shing’s consolidated financial statements, and neither a written report was provided to Ming Shing nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by Ming Shing in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Letter from ZH CPA, LLC dated April 11, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: April 11, 2025	By:	/s/ Chi Ming Lam
	Name:	Chi Ming Lam
	Title:	Chairman of the Board and Chief Executive Officer

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